
	EXHIBIT 11


	THE QUAKER OATS COMPANY AND SUBSIDIARIES

	STATEMENT RE COMPUTATION OF PER SHARE EARNINGS



	December 31
	1993	1992
Calculation of Fully Diluted Earnings Per Share

Dollars in Millions (Except Per Share Data)

Income Before Cumulative Effect of Accounting Changes	$134.2	$116.4

Less:  Adjustments attributable to conversion of ESOP Convertible
  Preferred Stock	  (0.7)	(1.0)

Income Before Cumulative Effect of Accounting Changes Used for
  Fully Diluted Calculation	133.5	115.4

Cumulative Effect of Accounting Changes - Net of Tax	--	(115.5)

Net Income Used for Fully Diluted Calculation	$133.5	$(0.1)

Shares in Thousands

Average Number of Common Shares Outstanding 	68,216	72,418

Plus Dilutive Securities:

Stock Options	940	1,057

ESOP Convertible Preferred Stock	1,342	1,357

Average Shares Outstanding Used for Fully Diluted
  Calculation	70,498	74,832

Fully Diluted Earnings Per Share Before Cumulative Effect of
  Accounting Changes	$1.89	$1.54

Fully Diluted Cumulative Effect of Accounting Changes	--	(1.54)

Fully Diluted Earnings Per Share	$1.89	$0.00
